Via Facsimile and U.S. Mail
Mail Stop 4720

September 25, 2009

Mr. Jay S. Benet
Vice Chairman and Chief Financial Officer
The Travelers Companies, Inc.
485 Lexington Avenue,
New York, NY 10017

Re: The Travelers Companies, Inc.
Form 10-K for the Year Ended December 31, 2008
File No. 1-10898

Dear Mr. Benet:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant